SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2016

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

A PUBLICLY HELD COMPANY

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS (“Company” or “Eletrobras”), hereby informs its shareholders and the market in general that the Board of the National Electric Energy Agency (ANEEL) has unanimously decided to partially approve the Administrative Request filed by Eletrobras, in view of ANEEL Ruling No. 1208/2016, to, on the merits, reformulate sections “ii.b” and “”ii.c” of the Ruling that will be worded as follows:

(ii.b) return a total of R$ 1,924,188,432.99, the historical amount related to the amortization of financing not transferred by Eletrobras to the RGR, calculated for the period from 1998 to 2011, applying indexation based on the terms of the sole paragraph of Article 21-A of Law 12783/2013, with new wording given by Law 13299/2016, as of January 2017, in monthly installments.

(ii.c) return a total of R$ 113,576,621.62, the historical amount related to the appropriation by Eletrobras of financial charges from the RGR (arrears interest, fines and credit reserve fee), calculated for the period from 1998 to 2011, applying indexation based on the terms of the sole paragraph of Article 21-A of Law 12783/2013, with new wording given by Law 13299/2016, as of January 2017, in monthly installments.

Despite the partial provision, Eletrobras shall take appropriate measures to obtain recognition of the right provided for in Articles 21-A and 21-B of Law 12783/2013 as amended by Law 13299/2016.

Rio de Janeiro – September 30, 2016.

Armando Casado de Araujo

Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 30, 2016
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.